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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Conflict Minerals Disclosure

ESPEY MFG. & ELECTRONICS CORP.

(Exact Name of Registrant as Specified in Charter)

NEW YORK	001-04383	14-1387171
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

233 Ballston Avenue, Saratoga Springs, New York	12866
(Address of Principal Executive Offices)	(Zip Code)

Mark St. Pierre President and CEO	(518) 245-4400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Espey Mfg. and Electronics Corp. conducted an analysis of our products related to SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG) and based on Espey’s reasonable country of origin inquiry we have no reason to believe that our necessary conflict minerals may have originated in the DRC or adjoining countries.

Conflict Minerals Disclosure

A copy of The Company's Conflict Minerals Disclosure is provided in Item 1.01 hereto and is publicly available at: www.espey.com.

Item 1.01 Conflict Minerals Disclosure

Espey Mfg. and Electronics Corp.

Conflict Minerals Disclosure

For The Year Ended December 31, 2013

This disclosure for Espey Mfg. and Electronics Corp. for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), Espey continued to receive supply chain responses through March 20, 2014. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

Company Overview

This disclosure has been prepared by management of Espey Mfg. and Electronics Corp., (herein referred to as “Espey” the “Company,” “we,” “us,” or “our”). Espey is a Power Electronics Design and Original Equipment Manufacturing (OEM) company with a long history of developing and delivering highly reliable products for use in military and severe environment applications. All design, manufacturing, and testing is performed in our 150,000+ square foot facility located at 233 Ballston Ave, Saratoga Springs, New York. Espey is a small business that is ISO 9001:2008 certified and publicly traded (ESP). Espey currently employs approximately 150 employees and continues to be successful in business for over 80 years through the development and production of new and emerging technologies.

Products Overview

Espey services include design and development to specification, build to print, design services, design studies, environmental testing services, metal fabrication, plating and painting services, and development of automatic testing equipment. Espey manufacturing is vertically integrated and will produce individual components (including inductors), populate printed circuit boards, fabricate metalwork, paint, plate, wire, qualify, and fully test items in house.

Espey’s primary products are power supplies, power converters, filters, power transformers, magnetic components, power distribution equipment, ups systems, and high power radar systems. The applications of these products include AC and DC locomotives, shipboard power, shipboard radar, airborne power, ground-based radar, and ground mobile power.

Supply Chain Due Diligence Process

In order to manage the scope of this task, Espey relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Espey’s due diligence included informing our suppliers that they are expected to provide the 3TG sourcing information to Espey based on our Conflict Minerals Policy, Supplier Flowdowns, and Supplier Code of Conduct. Espey further defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our product manufacturing in 2013.

Espey is continuing to develop policies and processes toward preventing the use of conflict minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Conflict Region.

Espey is not knowingly procuring specified minerals that originate from facilities in the “Conflict Region” that are not certified as conflict free.

Espey will continue to conduct a reasonable country of origin inquiry with our supply base as part of our due diligence process. As part of this process, it is our intention to collect and evaluate supplier responses to an industry established conflict minerals reporting template.

Espey is expecting suppliers whose products contain conflict minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.

Espey is committed to ethical business conduct and the responsible sourcing of materials through its approved supplier base and will continue its due diligence processes, including driving accountability within our supply chain.

Espey believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product. If we determine that any of the components of our products contain minerals from a mine or facility that is “non-conflict free”, we will work towards transitioning to products that are “conflict free”. Espey intends to fully disclose and comply with all reporting requirements.

Espey’s Management System

Espey has established a management system for complying with the applicable rules. Our management team is led by our Director of Supply Chain Operations, and includes a team of subject matter experts from relevant functions such as, purchasing, quality assurance and manufacturing. The Director of Supply Chain Operations is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis. With respect to the OECD requirement to strengthen engagement with suppliers, Espey ensures that all Purchase Orders contain a flow-down statement requiring our suppliers certify that their products containing conflict minerals are not sourced from DRC or any adjoining country. Espey has established our due diligence compliance process and set forth documentation and a record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

As we move towards enhancing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

-	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.
-	Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.
-	Identify and assess risk in the supply chain. Espey does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and the requirement that our suppliers conform with the same standards that meets the OECD guidelines, we have determined that the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain. Espey also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products related to SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG) and based on Espey’s reasonable country of origin inquiry we have no reason to believe that our necessary conflict minerals may have originated in the DRC or adjoining countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2014	ESPEY MFG. & ELECTRONICS CORP.
	By:	/s/ Mark St. Pierre
Mark St. Pierre President and CEO